April 25, 2018

VIA EDGAR

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Colony NorthStar, Inc. Form 10-K for the fiscal year ended December 31, 2017 Filed March 1, 2018 File No. 001-37980 Form 8-K Filed March 1, 2018 File No. 001-37980
Dear Mr. Gordon:
This letter sets forth the response of Colony NorthStar, Inc. (the “Company”) to the comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated April 17, 2018, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and the Company’s Current Report on Form 8-K (the “Form 8-K”), each filed with the Commission on March 1, 2018. For your convenience, we have set forth below the Staff’s comment followed by the response.
Form 8-K filed March 1, 2018
Exhibits 99.1 and 99.2
1.    Comment: We note you present “EBITDAR” as part of your TTM coverage ratios in your quarterly earnings release and supplemental package. It appears such a measure represents a non-GAAP financial measure. Please clarify how you have complied with the disclosure requirements outlined within Item 10(e) of Regulation S-K.

Response: The Company notes the Staff’s comment and advises the Staff that the Company’s presentation of the trailing twelve months (“TTM”) coverage ratios in its quarterly earnings release and supplemental package as filed with the Form 8-K represents lease coverage information for facilities within the Company’s healthcare real estate segment that are operated by tenants. These coverage ratios are not numerical measures of the Company’s consolidated financial performance but rather, they represent our tenants' asset-level operating data for those assets which are triple-net leased to and operated by tenants within one of the Company’s five reporting segments. This tenant level lease coverage information represents the earnings before interest, taxes, depreciation, amortization and rent (“EBITDAR”) for facilities accruing to the operator/tenant of the property (not the Company) divided by the rent recognized by the Company with respect to such facilities for the applicable period being presented. The Company presents such information as a reporting segment specific asset-level operating metric and not as a proxy for the consolidated Company’s financial performance. Therefore, the Company believes this tenant lease coverage information is not a non-GAAP financial measure of the Company and is not subject to the disclosure requirements of Item 10(e) of Regulation S-K. However, the Company advises the Staff that it will revise its disclosure regarding lease coverage information in future filings with the Commission to expand the definition of EBITDAR and TTM lease coverage ratio as follows to clarify that such information represents information regarding the operations of its tenants (and not the Company):

Earnings Before Interest, Tax, Depreciation, Amortization and Rent (“EBITDAR”)
Represents earnings before interest, taxes, depreciation, amortization and rent for facilities accruing to the operator/tenant of the property (not the Company) for the period presented. The Company uses EBITDAR in determining TTM Lease Coverage. EBITDAR has limitations as an analytical tool. EBITDAR does not reflect historical cash expenditures or future cash requirements for facility capital expenditures or contractual commitments. In addition, EBITDAR does not represent a property's net income or cash flow from operations and should not be considered an alternative to those indicators. The Company utilizes EBITDAR as a supplemental measure of the ability of the Company's operators/tenants to generate sufficient liquidity to meet related obligations to the Company.

TTM Lease Coverage
Represents the ratio of EBITDAR to recognized cash rent for owned facilities on a trailing twelve month basis. TTM Lease Coverage is a supplemental measure of an operator/tenant’s ability to meet their cash rent obligations to the Company. However, its usefulness is limited by, among other things, the same factors that limit the usefulness of EBITDAR.
The information related to the Company’s tenants/operators that is provided in this press release has been provided by, or derived from information provided by, such tenants/operators. The Company has not independently verified this information and has no reason to believe that such information is inaccurate in any material respect. The Company is providing this data for informational purposes only.

* * * * *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (310) 552-7230.

Sincerely,

/s/ Darren J. Tangen
Darren J. Tangen
Chief Financial Officer and Treasurer

cc:	Ronald M. Sanders, Colony NorthStar, Inc.
David W. Bonser, Hogan Lovells US LLP
Abigail C. Smith, Hogan Lovells US LLP